Exhibit 14.1

Gelesis Holdings, Inc.

Code of Business Conduct and Ethics

I.	Purpose and Scope

The Board of Directors of Gelesis Holdings, Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”) to aid the Company’s directors, officers and employees, and any agents, consultants, sales colleagues, speakers or other third parties that act on the Company’s behalf (collectively “Company Representatives”), in making ethical and legal decisions when conducting the Company’s business and performing their day-to-day duties.

The Company’s Board of Directors (the “Board”) or a committee of the Board is responsible for administering the Code. The Board has delegated day-to-day responsibility for administering and interpreting the Code to the General Counsel and/or the Chief Compliance Officer.

The Company expects Company Representatives to exercise reasonable judgment when conducting the Company’s business. The Company encourages Company Representatives to refer to this Code frequently to ensure that they are acting within both the letter and spirit of this Code. The Company also understands that this Code will not answer every problem you may encounter or address every concern you may have about conducting the Company’s business ethically and legally. In these situations, or if you otherwise have questions or concerns about this Code, the Company encourages you to speak with your supervisor (if applicable) or, if you are uncomfortable doing that, with the General Counsel and/or Chief Compliance Officer.

The Company Representatives generally have other legal and contractual obligations to the Company. This Code is not intended to reduce or limit the other obligations you may have to the Company. Instead, this Code should be viewed as imposing the minimum standards the Company expects from Company Representatives in the conduct of the Company’s business.

Honest, professional and ethical conduct is a personal responsibility of each Company Representative and all Company Representatives are required to be familiar with this Code and report any suspected violations, as further described below.  Compliance with this Code and all other Company policies is mandatory for all Company Representatives. Each Company Representative is also expected to comply with all applicable laws and regulations, whether federal, state, municipal or otherwise. Additionally, Company Representatives must adhere to the highest ethical standards in fulfilling their duties, whether such duties involve sales, service, or any other interaction with a customer, employee, partner, vendor, supplier, competitor or other person.

In the event a Company Representative violates or fails to comply with the standards of conduct outlined in this Code, the Company Representative will be subject to discipline at the discretion of Company management. Such discipline shall be reasonably determined to deter misconduct and encourage compliance with this Code. This will include, without limitation, remedial measures up to, and including, termination of the Company’s Representative’s employment and/or other relationship with the Company.

II.	About the Company Compliance Program

The Company is committed to conducting its business in accordance with the highest ethical and compliance standards. A key component of this commitment is the establishment of a comprehensive compliance program in accordance with all applicable laws, regulations, and codes of the countries within which the Company operates (the “Compliance Program”), of which this Code is a key component.

The purpose of the Compliance Program is to prevent and detect violations of law or Company policies and standards. The Compliance Program is an evolving and flexible program that is designed to account for the Company’s growth and other changes, as well as changes in the Company’s legal, regulatory, or industry obligations.

III.	Standards of Conduct

A.	Compliance with Laws, Rules and Regulations

The Company requires that all Company Representatives comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about how to comply.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees, directors, or any third-party doing business on behalf of the Company, it is your responsibility to promptly report the matter to your supervisor or to the General Counsel and/or Chief Compliance Officer. While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, state or foreign law, rule or regulation, to the appropriate regulatory authority. Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee because he or she reports any such violation, unless it is determined that the report was made with knowledge that it was false. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

Government Officials. The Company abides by the anti-corruption treaties and laws of the jurisdictions in which it does business, including the United States. Foreign Corrupt Practices Act and the OECD Anti-Bribery Convention.  Broadly speaking, anti-corruption laws prohibit companies from offering, directly or indirectly, anything of value to government officials in order to obtain or retain business or to gain an improper business advantage.  Government officials include officers, employees, or any persons acting in an official capacity of any government or any department, agency, or instrumentality thereof or a public international organization.  Government officials also may include healthcare professionals employed by a publicly funded health system or insurance company.  Indirect payments, including those to agents or third parties with the knowledge that at least a portion of the payment will be given to a government official for an illegal purpose, also are prohibited.

No Company Representative may ever offer, authorize or provide a payment or benefit that is intended to improperly influence – or even appears to improperly influence – a government official, or to gain any unfair business advantage.  This prohibition also applies to small unofficial payments (so-called “grease” or “facilitating” payments) made to secure or expedite the performance of a routine or necessary action to which the payer of the facilitation payment has legal or other entitlement.

Anti-corruption laws are complex and the consequences for violating these laws are severe.  Engaging in bribery, or even appearing to engage in such activity, can expose at-fault individuals and the Company to criminal liability.  Because of the complexity of these laws, Company Representatives should contact the General Counsel and/or Chief Compliance Officer if ever in doubt about how to act.  Demands for bribes or kickbacks should be reported immediately to the General Counsel and/or Chief Compliance Officer.  When doing business with governments (including state-owned enterprises), Company Representatives should consult with their supervisor, the General Counsel and/or Chief Compliance Officer, as appropriate, to be certain they are aware of any special rules that apply and obtain approval from the General Counsel and/or Chief Compliance Officer before providing anything of value to a government official.

The Company monitors compliance of anti-corruption laws by requiring certain Company Representatives to certify every quarter that they have no knowledge of any improper payments made to or received by public officials. Any questions concerning this process should be directed to the General Counsel and/or Chief Compliance Officer.

Political Contributions.  Company Representatives must never make direct or indirect contributions to political parties, organizations or individuals engaged in politics, as a way of obtaining advantage in Company business transactions. In any event, any contribution to political campaigns shall follow the rules defined in the local laws in which the Company operates and any Company policies, especially regarding the legal limits to avoid any inability of the Company to contract with public entities.

Commercial Bribery. The Company also prohibits “commercial bribery.”  Generally, commercial bribery is offering, authorizing, providing, requesting, accepting or receiving something of value to or from an individual or company to secure an improper advantage in commercial conduct related to Company business efforts.

B.	Promotional Communications

•	Interactions with Healthcare Professionals (“HCPs”) and patients are intended to benefit patient care and to enhance the practice of medicine.

•	When discussing the Company’s products, Company Representatives must always provide HCPs and patients with complete, truthful, and non-misleading information, consistent with the U.S. Food and Drug Administration-cleared label, and must also provide relevant safety information.

•	Interactions with HCPs must not be intended to interfere with medical decision-making and must be free from improper influence or corruption.

•	All promotional materials must be reviewed and approved by the Company through appropriate processes or channels.

Additional requirements regarding promotional communications may apply to certain Company Representatives (e.g., sales colleagues) and in certain venues (e.g., conferences). Company Representatives are directed to review any applicable policies or standard operating procedures (“SOPs”), and to adhere to training.

C.	Meals with HCPs and Educational Items

•	Meals with HCPs: Company Representatives may provide an occasional meal, modest in value, incidental to a presentation or a discussion with an HCP provided that the purpose of the meal is to facilitate a meaningful, medically relevant presentation or discussion with the HCP.

•	Company Representatives should not provide a meal in conjunction with entertainment or a recreational activity.

•	Meals should not be provided “to go”. A Company Representative should be present during the meal with the HCP.

•	So as to comply with various federal and state transparency regulations (“Sunshine reporting”), all meals with HCPs should be recorded appropriately in CONCUR or as instructed.

Additional requirements regarding meals with HCPs and educational items may apply to certain Company Representatives (e.g., sales colleagues) and in certain venues (e.g., conferences). Company Representatives are directed to review any applicable policies or SOPs, and to adhere to training.

D.	Educational Items

•	Educational items are items that are designed to advance the disease or treatment education of an HCP or patient, e.g., anatomical models, posters or textbooks.

•	Company Representatives may offer or give Company-approved educational Items to HCPs. Educational items must serve to educate patients or HCPs and be modest in value (at a fair market value of $100 USD or less).

•	Educational items may only be offered or given on an occasional basis.

•	Educational items should not have a value to the HCP outside of their professional responsibilities and should not be designed to defray an HCP’s operating expenses. In other words, an item that an HCP would typically have to purchase as a normal part of running a business (e.g., office equipment) is not an appropriate educational Item.

E.	External Funding (Sponsorships, Exhibits, Grants and Donations)

•	The Company may provide financial and other support for a variety of third-party activities such as sponsorships, grants, exhibits and charitable donations.

•	The Company will evaluate the content and substance of each request for support on its individual merits, free from consideration of a prospective recipient’s ability to use, purchase, refer, or recommend any Company product or the volume of any past business.

•	Requests to support educational grants must provide valuable medical, scientific, and educational information, and can be directed toward HCPs or patients.

•	The Company may provide financial support for community or healthcare-related charitable organizations for a bona fide philanthropic purpose to promote the public good in line with the Company’s funding priorities. Generally, donations may only be made to non-profit organizations (e.g., a tax-exempt 501(c)(3) organization in the United States).

•	The Company may support opportunities for exhibits at congresses, conferences and meetings. All displays, exhibits and materials must be approved in accordance with the Company’s processes for approval of promotional materials.

•	All requests for funding or other support must be reviewed and approved by the Company in accordance with its established processes for approval.

F.	Speaker Programs

•	The Company may conduct speaker programs to share important scientific or educational information about its products or disease state/therapeutic areas with HCPs or patients. To do this, the Company engages appropriately qualified individuals to speak on its behalf.

•	Speakers are acting on behalf of the Company and must comply with all policies, laws and regulations applicable to promotional interactions. All speakers must be trained. Speaker training must provide information about the therapeutic area, approved messaging about Company products, and the regulatory and compliance standards that apply to these presentations.

•	The decision to select or retain a speaker must be based on defined criteria, such as medical expertise, reputation, knowledge and experience in a therapeutic area, and communication skills. Speakers must not be selected as a reward for their decision to use, purchase, refer, or recommend any Company product or the volume of any past business.

•	Prior to the planning of any speaker program, Company Representatives should engage with the Company’s process for approval of speaker programs, including the Company’s process for speaker selection, speaker compensation, speaker training, the preparation and presentation of materials, venue, meals and drinks, appropriate attendees at the program, and other elements of the Compliance Program.

G.	Commercial and Medical Interactions

Medical employees play an important role in scientific discussions with HCPs. The purpose of these interactions with HCPs is to exchange scientific or medical information to enhance patient care and the practice of medicine based upon sound scientific and medical evidence. Medical employees should not engage in promotional activities, even if such activities are medically and scientifically accurate. There is a risk that such activities, if conducted by medical employees, could be perceived by an HCP or a regulator to be disguised promotion and negatively impact the Company’s credibility.

•	All medical interactions must be non-promotional in tone and content, balanced, truthful, accurate, non-misleading, and scientifically sound.

•	Non-promotional materials or activities are intended to be used for scientific exchange, medical or disease education, and scientific communication about the Company’s research.

•	All materials distributed or used by medical employees must be reviewed and approved by the Company in accordance with its established processes for approval of scientific or medical information.

•	Medical employees are not to be measured or compensated directly or indirectly based on commercial performance objectives (e.g., bonuses or rewards based on sales or revenue goals).

•	The medical function is independent of the commercial function with separate budgets and reporting structures.

H.	Adverse Events and Complaints

An “Adverse Event” is any undesirable experience associated with the use of a medical product in a patient. This may include any change in the medical status of a patient when compared with their baseline medical condition, that may or may not be related to the device; or an adverse change or exacerbation either in frequency or severity in a patient’s pre-existing condition. It is best to report anything, whether you believe it is directly related to the product or not.

A “Complaint” is any written, electronic, or oral communication that alleges deficiencies related to the identity, quality, durability, reliability, safety, effectiveness, or performance of a finished product after it is released for distribution. Any indication that the device has failed to meet customer or user expectations for quality or has failed to meet performance specifications is considered a Complaint. However, customer or user comments on a device unrelated to identity, quality, durability, reliability, safety, effectiveness, or performance are NOT considered complaints.

All Company Representatives are responsible for reporting Adverse Events~~,~~ and Complaints within 2 calendar days of awareness of the event, even if the event is listed as a possible Adverse Event of the product in official Company documents.

Even if you are unsure if an event is an Adverse Event or Complaint, you should report it.

How to Report an Adverse Event or Complaint

Company Representatives may receive reports of Adverse Events or Complaints from a variety of sources, including HCPs, patients, distributors, pharmacists, colleagues, social media, and friends. Company Representatives are required to report all Adverse Events or Complaints within 2 calendar days, regardless of:

•	Who tells you about the event (HCP, patient, colleague, friend, etc.)

•	How you found out about the event (word of mouth, email, standard mail, phone, fax, etc.)

•	Whether the event is listed in the Instructions for Use

Any Company Representative who receives a report of a potential Adverse Event or Complaint shall forward the information to the Medical Information Call Center (MICC) for intake by calling 1-844-PLENITY or by contacting the MICC by email (PlenityCareTeam@Hcl.com). Receipt of Adverse Events or Complaints may occur by phone, fax, email, hard copy or verbal communication. The exception to this is any Complaint received by Gelesis QA reported directly from pharmacies or distributors; these Complaints will bypass MICC and shall be entered into Gelesis’ database directly.

Information Required When Reporting

•	Date report was received

•	Name, address, and phone number of the person reporting the information

•	Patient’s age and gender, if available

•	Name of the product

•	Any product identification, if available

•	Actual number of products associated with the event

•	Detailed description of the event or nature of the event

•	Company Representatives’ complete contact information

I.	Conflicts of Interest

The Company recognizes and respects the right of its directors, officers and employees to engage in outside activities that they may deem proper and desirable, provided that these activities do not impair or interfere with the performance of their duties to the Company or their ability to act in the Company’s best interests. In most, if not all, cases this will mean that Company directors, officers and employees must avoid situations that present a potential or actual conflict between their personal interests and the Company’s interests.

A “conflict of interest” occurs when a director’s, officer’s or employee’s personal interest interferes with the Company’s interests. Conflicts of interest can arise in many situations. For example, conflicts of interest can arise when a director, officer or employee takes an action or has an outside interest, responsibility or obligation that can make it difficult for him or her to perform the responsibilities of his or her position objectively or effectively in the Company’s best interests. Conflicts of interest can also occur when a director, officer or employee or his or her immediate family member receives some personal benefit (whether improper or not) as a result of the director’s, officer’s or employee’s position with the Company. Each individual’s situation is different and in evaluating his or her own situation, a director, officer or employee will have to consider many factors.

Any material transaction, responsibility, obligation, or relationship that reasonably could be expected to give rise to a conflict of interest should be reported promptly to the General Counsel and/or Chief Compliance Officer, who may notify the Board or a committee of the Board as he or she deems appropriate. Actual or potential conflicts of interest involving a director, or executive officer (other than the General Counsel and/or Chief Compliance Officer) or employee should be disclosed directly to the General Counsel and/or Chief Compliance Officer. Actual or potential conflicts of interest involving the General Counsel and/or Chief Compliance Officer should be disclosed directly to the Chief Executive Officer.

J.	Insider Trading

Company Representatives who have material non-public information about the Company or other companies, including the Company’s suppliers and customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company has adopted an Insider Trading and Disclosure Policy, which is distributed to employees and is also available from the Legal Department.

If you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the General Counsel and/or Chief Compliance Officer before making any such purchase or sale.

K.	Confidentiality

Company Representatives must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including the Company’s suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, Company Representatives should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

Third parties may ask you for information concerning the Company. Subject to the exceptions noted in the preceding paragraph, Company Representatives (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and, if appropriate, after a confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company’s authorized spokespersons. The Company’s policies with respect to public disclosure of internal matters are described more fully in the Company’s Disclosure Policy, which is available on the Company’s Intranet.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

L.	Data Protection and Privacy

The Company respects the privacy of the personal information entrusted to it. Everyone in the Company has a role to play in protecting, securing and appropriately handling personal information. The Company and Company Representatives process various types of personal information about clinical trial subjects, healthcare professionals, Company employees, contractors and others for a variety of lawful business purposes. The Company is required by applicable privacy and data protection laws, including, but not limited to the European General Data Protection Regulation, to implement appropriate physical, administrative and technical safeguards to protect personal information and to take steps to ensure the protection of individual privacy rights. Unlawful or unauthorized use or disclosure of personal information could adversely affect the individuals whose information is compromised, as well as potentially expose the Company to legal and regulatory risks, financial damage and reputational harm. As such, the Company investigates and responds to all incidents that are known or believed to have compromised the privacy or security of any personal information consistent with applicable laws. If your job entails access to personal information, you must take appropriate measures to safeguard that information, in accordance with the Company’s policies and applicable law. If you suspect any cybersecurity issue, you should contact the General Counsel and/or Chief Compliance Officer immediately.

M.	Honest and Ethical Conduct and Fair Dealing

Company Representatives should endeavor to deal honestly, ethically and fairly with the Company’s suppliers, customers, competitors and employees. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

N.	Protection and Proper Use of Corporate Assets

Company Representatives should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Company Representatives must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

O.	Corporate Opportunities

Company Representatives owe a duty to the Company to advance its legitimate business interests when the opportunity to do so arises. Company Representatives are prohibited from:

•	diverting to himself or herself or to others any opportunities that are discovered through the use of the Company’s property or information or as a result of his or her position with the Company unless that opportunity has first been presented to, and rejected by, the Company;

•	using the Company’s property or information or his or her position for improper personal gain; or

•	competing with the Company.

P.	Political Contributions/Gifts

Business contributions to political campaigns are strictly regulated by federal, state, provincial and local law in the United States and many other jurisdictions. Accordingly, all political contributions proposed to be made with the Company’s funds must be coordinated through and approved by the General Counsel and/or Chief Compliance Officer. Company Representatives may not, without the approval of the General Counsel and/or Chief Compliance Officer, use any Company funds for political contributions of any kind to any political candidate or holder of any national, state or local government office. Company Representatives may make personal contributions, but should not represent that they are making contributions on the Company’s behalf. Specific questions should be directed to the General Counsel and/or Chief Compliance Officer.

Q.	International Trade Controls

Many countries regulate international trade transactions, such as imports, exports and international financial transactions and prohibit boycotts against countries or firms that may be “blacklisted” by certain groups or countries. The Company’s policy is to comply with these regulations and prohibitions even if compliance may result in the loss of some business opportunities. Company Representatives should learn and understand the extent to which international trade controls apply to transactions conducted by the Company.

R.	Accuracy of Records

Company Representatives must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

S.	Quality of Public Disclosures

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

IV.	Compliance Procedures

A.	Communication of Code

All Company Representatives are being supplied a copy of the Code. Future Company Representatives will be supplied a copy of the Code when beginning service at the Company. All Company Representatives will be expected to review and sign an acknowledgment regarding the Code on a periodic basis. Updates of the Code, when adopted, will be promptly supplied to Company Representatives. Company Representatives also can obtain a copy of the Code by requesting one from the human resources department or by accessing the Company’s website at www.gelesis.com.

B.	Monitoring Compliance and Disciplinary Action

The Company’s management, under the supervision of its Board or a committee of the Board or, in the case of accounting, internal accounting controls, auditing or securities law matters, the Audit Committee, shall take reasonable steps to (i) monitor compliance with the Code, and (ii) when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.

Disciplinary measures for violations of the Code will be determined in the Company’s sole discretion and may include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension with or without pay, demotions, reductions in salary, termination of employment or service, and restitution.

The Company’s management shall periodically report to the Board or a committee of the Board on these compliance efforts including, without limitation, alleged violations of the Code and the actions taken with respect to violations.

C.	Communication Channels

Be Proactive. Every Company Representative is encouraged to act proactively by asking questions, seeking guidance and reporting suspected violations of the Code and other policies and procedures of the Company, as well as any violation or suspected violation of law, rule or regulation resulting from the conduct of the Company’s business or occurring on the Company’s property. If a Company Representative believes that actions have taken place, may be taking place, or may be about to take place that violate or would violate the Code or any law, rule or regulation applicable to the Company, he or she is obligated to bring the matter to the attention of the Company. The Company’s whistleblower hotline number is (800) 916-7037 and the whistleblower website for online reporting is: https://irdirect.net/GLS/whistleblower_iframe.

Seeking Guidance. The best starting point for Company Representatives seeking advice on ethics-related issues or wishing to report potential violations of the Code will usually be their supervisor. However, if the conduct in question involves an officer’s or employee’s supervisor, if the officer or employee has reported the conduct in question to the supervisor and does not believe that the supervisor has dealt with it properly, or if the officer or employee does not feel comfortable discussing the matter with the supervisor, the officer or employee may raise the matter with the General Counsel and/or Chief Compliance Officer.

Communication Alternatives. Any officer or employee may communicate with the General Counsel and/or Chief Compliance Officer, or report potential violations of the Code, by e-mail to the Company’s General Counsel and/or Chief Compliance Officer at dabraham@gelesis.com (anonymity cannot be maintained) or anonymously as set forth below under “Anonymity”

Reporting Accounting and Similar Concerns. Concerns or questions regarding potential violations of the Code, a Company policy or procedure or laws, rules or regulations relating to accounting, internal accounting controls, or auditing or securities law matters will be directed to the Audit Committee of the Board (the “Audit Committee”) or a designee of the Audit Committee in accordance with the Audit Committee Complaint Procedures established by the Audit Committee for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters.

Cooperation. Company Representatives are expected to cooperate with the Company in any investigation of a potential violation of the Code, any other Company policy or procedure, or any law, rule or regulation.

Misuse of Reporting Channels. Company Representatives should not use these reporting channels in bad faith or in a false or frivolous manner or to report grievances that do not involve the Code or other ethics-related issues.

Director Communications. In addition to the foregoing methods, a director also can communicate concerns or seek advice with respect to this Code by contacting the Board through its Chair or the Audit Committee.

D.	Anonymity

The Company prefers that Company Representatives, when reporting suspected violations of the Code, identify themselves to facilitate the Company’s ability to take steps to address the suspected violation, including conducting an investigation. However, the Company also recognizes that some people may feel more comfortable reporting a suspected violation anonymously.

A Company Representative who wishes to remain anonymous may do so, and the Company will use reasonable efforts to protect confidentiality. If a report is made anonymously, however, the Company may not have sufficient information to investigate or evaluate the allegations. Accordingly, persons who report suspected violations anonymously should provide as much detail as they can to permit the Company to evaluate the allegation and, if it deems appropriate, conduct an investigation.

E.	No Retaliation

The Company forbids any retaliation against any Company Representative who, acting in good faith on the basis of a reasonable belief, reports suspected misconduct. Specifically, the Company will not discharge, demote, suspend, threaten, harass or in any other manner discriminate against, such Company Representative. Anyone who participates in any such conduct is subject to disciplinary action, including termination.

V.	Waivers and Amendments

No waiver of any provisions of the Code for the benefit of a director or an executive officer (which includes, without limitation, the Company’s principal executive, financial and accounting officers) shall be effective unless (i) approved by the Board or, if permitted, the Audit Committee, and (ii) if required, the waiver is promptly disclosed to the Company’s securityholders in accordance with applicable U.S. securities laws and the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted, as the case may be.

Any waivers of the Code for other officers, employees or Company Representatives may be made by the General Counsel and/or Chief Compliance Officer, the Board or, if permitted, the Audit Committee.

All amendments to the Code must be approved by the Board and, if required, must be promptly disclosed to the Company’s securityholders in accordance with U.S. securities laws and NYSE rules and regulations.

ADOPTED:       January 19, 2022

EFFECTIVE:      January 13, 2022